Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of China Southern Airlines Company Limited.

COMPLETION OF THE NON-PUBLIC ISSUANCE OF H SHARES

Reference is made to the announcements of China Southern Airlines Company Limited (the “Company”) dated 26 June 2017, 19 September 2017, 8 November 2017, 15 November 2017, 22 November 2017, 16 March 2018, 7 May 2018, 16 August 2018 and 30 August 2018 (the “Announcements”) and the circular of the Company dated 22 September 2017 (the “Circular”) in relation to, amongst others, the H Share Issuance of the Company. Unless otherwise defined, capitalised terms used herein shall have the same meaning as those defined in the Announcements and the Circular.

The Company is pleased to announce that, all of the conditions precedent set out in each of the H Share Subscription Agreement and the A Share Subscription Agreement have been fulfilled, the requirement that the A Share Issuance and the H Share Issuance are inter-conditional upon each other has therefore been fulfilled. A total of 600,925,925 H Shares have been issued to Nan Lung Holding Limited (the “Nan Lung”) at an issue price of HK$6.034 per H Shares on 11 September 2018. Accordingly, immediately after the completion of the H Share Issuance, the number of issued Shares is 10,689,099,197 Shares.

EFFECTS ON SHAREHOLDING STRUCTURE

The shareholding structure of the Company, prior to, and immediately after the completion of the H Share Issuance is as follows:

Class of shares	Immediately before the completion of the H Share Issuance		Immediately after the completion of the H Share Issuance
	number of shares	percentage ratio (%)	number of shares	percentage ratio (%)
China Southern Air Holding Limited Company (“CSAH”)	5,109,590,665	50.65	5,710,516,590	53.43
Among which:
A Shares held directly by CSAH (Note 1)	4,039,228,665	40.04	4,039,228,665	37.79
H Shares held through Nan Lung (Note 1)	1,070,362,000	10.61	1,671,287,925	15.64
Public (A Shares)	2,983,421,335	29.57	2,983,421,335	27.91
Public (H Shares)	1,995,161,272	19.78	1,995,161,272	18.67

Total	10,088,173,272	100.00	10,689,099,197	100.00 (Note 2)

Notes:

1.

Immediately after the completion of the H Share Issuance, CSAH was deemed to be interested in an aggregate of 1,671,287,925 H Shares through its direct and indirect wholly-owned subsidiaries in Hong Kong, of which 31,150,000 H Shares were directly held by Yazhou Travel Investment Company Limited (representing approximately 0.85% of its then total issued H Shares) and 1,640,137,925 H Shares were directly held by Nan Lung (representing approximately 44.73% of its then total issued H Shares). As Yazhou Travel Investment Company Limited is also an indirect wholly-owned subsidiary of Nan Lung, Nan Lung was also deemed to be interested in the 31,150,000 H Shares held by Yazhou Travel Investment Company Limited.

2.	Discrepancies between the column sum and the total shareholding are due to rounding of percentage numbers.

As at the date of this announcement, the A Share Issuance has not been completed. The Company will disclose the relevant information in a timely manner according to the progress of relevant matters. Investors are advised to pay attention to the investment risks.

Shareholders and potential investors are advised to exercise caution when dealing in the Shares, and are recommended to seek professional advice if they are in any doubt about their position and as to actions that they should take.

By order of the Board
China Southern Airlines Company Limited
Xie Bing
Company Secretary

Guangzhou, the People’s Republic of China

11 September 2018

As at the date of this announcement, the Directors include Wang Chang Shun, Tan Wan Geng and Zhang Zi Fang as executive Directors; and Zheng Fan, Gu Hui Zhong, Tan Jin Song and Jiao Shu Ge as independent non-executive Directors.

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